Exhibit 24(b)(8)(m)(3):  Distribution Services Agreement between Directed Services, LLC and T. Rowe Price Investment Services, Inc.

DISTRIBUTION SERVICES AGREEMENT

This Agreement (“Agreement”) between Directed Services, LLC  ("Company Distributor") and T. Rowe Price Investment Services, Inc., (the "Distributor"), is intended to supplement the Participation Agreement dated May 1, 2015 by and between Voya Life and Annuity Company (the “Company”), certain portfolios of funds referred to as “Funds”, and T. Rowe Price Investment Services, Inc. (“Participation Agreement”).  All terms herein, unless otherwise defined, shall have the same meaning as used in the Participation Agreement.

Whereas, certain portfolios of the T. Rowe Price Equity Series, Inc. and the T. Rowe Price Fixed Income Series, Inc. (the “Funds”) are authorized to issue a class of shares (“VIT II Class" or “Class”) with respect to which the Funds have adopted a plan (“12b-1 Plan”) for purposes of paying for distribution services under Rule 12b-1 of the Investment Company Act of 1940 with respect to VIT II Class shares;

Whereas, the Company intends to issue Contracts that will be funded by an investment in the VIT II Class shares and will be supported by various segregated asset accounts as may be established by the Company from time to time (each hereinafter referred to as the “Separate Account”) which are registered with the SEC as a unit investment trust and are defined in the Participation Agreement as the “Account”; and

Whereas, Company Distributor serves as principal underwriter and distributor of the Contracts; and

Whereas, the Company Distributor is interested in performing distribution services for the Distributor with respect to VIT II Class shares in exchange for the receipt of fees pursuant to the 12b-1 Plan.

In consideration of the foregoing and the mutual covenants set forth below the Company Distributor and the Distributor agree as follows:

1.   Distributor.  The Distributor is a broker-dealer registered under the Securities

Exchange Act of 1934 and with the National Association of Securities Dealers, Inc. and serves as the principal underwriter of the Funds.   The Distributor is affiliated with T. Rowe Price Associates, Inc. ("Price Associates").

2.    Distribution Services to be performed by the Company and/or Company Distributor.

The Company and/or Company Distributor shall be responsible for performing certain distribution services related to the distribution of shares to the Separate Accounts that invest in the Funds, which shall include without limitation:

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a.       Preparing advertising, educational and marketing materials that lists the Funds;

b.      Assisting Contract owners in completing application forms including allocations to the Funds;

c.       Developing, preparing, printing and mailing of advertisements, sales literature and other promotional materials describing and/or relating to the Funds;

d.      Holding seminars and sales meetings designed to promote the sale of Fund shares;

e.       Providing a dedicated Contract owner website;

f.       Training sales personnel regarding a Fund; and

g.      Any other activity that the Distributor determines is primarily intended to result in the sale of a Fund's shares.

3.    Payment for Distribution Services.  In consideration of the distribution services to be provided by the Company Distributor and its agents, the Distributor, in accordance with the 12b-1 Plan, shall pay to the Company Distributor a fee with respect to the Class of each portfolio of the Funds equal to 25 basis points (0.25%) per annum of the average aggregate net asset value of the shares of each Class held by the Separate Accounts under the Participation Agreement. For purposes of computing the payment to the Company Distributor contemplated under this Paragraph 3, the average aggregate net asset value of shares of each Class held by the Separate Accounts over a monthly period shall be computed by totaling each Separate Account's aggregate investment (share net asset value multiplied by total number of shares held by the Separate Account) on each business day during the calendar month, and dividing by the total number of business days during each month.  The Payments contemplated by this Paragraph 3 shall be calculated by the Funds at the end of each calendar month and will be paid to each Company Distributor within 30 business days thereafter.

4.    Term.   This Agreement shall remain in full force and effect for an initial term of one year, and shall automatically renew for successive one-year periods unless either party notifies the other upon 60-days written notice of its intent not to continue this Agreement.  This Agreement and all obligations hereunder shall terminate automatically upon the redemption of the Company’s and the Separate Account’s investment in the Fund.

5.  Relationship to Other Agreements.   This Agreement is intended to supplement the Participation Agreement and not intended to conflict with or supersede the provisions of the Administrative Services Agreement between Voya Life and Annuity Company and T. Rowe Price Associates, Inc. dated May 1, 2015 or the Participation Agreement (“Prior Agreements”).  All representations and warranties made by the parties in the Prior Agreements are incorporated into this Agreement and shall be deemed to have been made in connection with this Agreement.

                        T. ROWE PRICE INVESTMENT SERVICES, INC.

                        By:  /s/ Fran Pollack-Matz

                        Name:  Fran Pollack-Matz

                        Title:  Vice President

                                    DIRECTED SERVICES, LLC

                                    By:  /s/ Richard Gelfand

                                    Name:  Rich Gelfand

                                    Title:  Chief Financial Officer

Lgl1635/VIP Funds/Voya/T Rowe – Voya-12b-1 Letter-Final-4 20 2015

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